Cova Series Trust
                          Form: N-SAR December 31, 1996
                              Attachment - Item 77O


                           Transactions effected pursuant to Rule 10f-3


If any such transactions were effected during the reporting period, the following information should be furnished:

1. From whom was the securities acquired.
                  First Boston. First Boston was not an affiliated underwriter of the Fund.

2. Identify the underwriting syndicate's members.
                  FirstBoston, Morgan Stanley & Co., Paine Webber, Salomon Brothers, J.P. Morgan Investment Management

3. Terms of the transaction.
                  Small Cap Stock Portfolio, managed by J.P. Morgan Investment Management Inc., purchased 400 shares of common stock of Calpine Corporation, a company in continuous operation for 12 years, in an initial public offering at the offering price of $16 per share on September 19, 1996. The underwriting spread paid was 90 basis points. The percentage of the offering purchased by the Small Cap Stock Portfolio was .002% of the total offering. The percentage of the offering purchased by Associated Funds of the Sub-adviser was .20%. This purchase represented .079% of the Small Cap Stock Portfolio's assets. The security purchased was part of an issue registered with the Securities and Exchange Commission and was part of a firm commitment underwriting.

4. Information or materials upon which the determination described in paragraph
(h)(3) of the rule 10f-3 was made.
                  The information described in item 1 through 3 above is being provided to the Board of Directors at its next regularly scheduled quarterly meeting as well as information supporting the reasonableness of the 90 basis point spread paid to certify that the purchase were made in compliance with the Board adopted rule 10f-3 procedures.